

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

<u>Via E-mail</u>
Mr. Michael Shenher
Chief Financial Officer
Clean Power Concepts Inc.
P.O. Box 41139
Winfield, BC, Canada V4V 1Z7

  RE: Clean Power Concepts Inc.
    Form 10-K for the Year Ended April 30, 2011
    Filed August 16, 2011
    File No. 0-52035

Dear Mr. Shenher:

  We issued comments to you on the above captioned filing on March 1, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR and amend your filing by April 18, 2012 to address these outstanding comments.

  If you do not respond to the outstanding comments by April 18, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

  If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       /s/ Rufus Decker

       Rufus Decker
       Accounting Branch Chief